DIANE D. DALMY
ATTORNEY AT LAW
8965 W. CORNELL PLACE
LAKEWOOD, COLORADO 80227
303.985.9324 (telephone)
303.988.6954 (facsimile)
email: ddalmy@earthlink.net

February 13, 2012

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005

Via Edgar Correspondence

RE: **Endeavor Power Corp.**
     File No.: 000-52534

To Whom It May Concern:

I am securities counsel for Endeavor Power Corp., a Nevada corporation (the "Company"). The Company is in receipt of a comment letter dated November 10, 2011 (the "SEC Comment Letter") regarding its annual report on Form 10-K for fiscal year ended December 31, 2010 (the "Annual Report"). The SEC Comment Letter requests that the Annual Report be amended to include an opinion from the Company's current auditor on the financial statements for the period from inception (July 6, 2005) to December 31, 2010 and to clarify who audited the cumulative financial data. It was noted in the Comment Letter that auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.

Therefore, this letter is written on behalf of the Company and requests relief and waiver from the requirement that the current auditor express an opinion on the financial statements for the period from inception (July 6, 2005) to December 31, 2010 in the Annual Report.

Facts

On April 7, 2009, the Company filed an annual report on Form 10-K for fiscal year ended December 31, 2008 (the "2008 Annual Report"). The 2008 Annual Report included a report of independent registered public account firm Moore & Associates, Chartered, to which they expressed an opinion of the financial statements of the Company as follows: (i) the balance sheets as of December 31, 2008 and December 31, 2007; and (ii) statements of operations, stockholders' equity (deficit) and cash flow for the years ended December 31, 2008 and 2007 and since inception on July 6, 2005 through December 31, 2008.

Subsequently, on August 13, 2009 and as amended September 8, 2009, the Company filed a current report on Form 8-K Item 4.01 regarding change in auditors based upon the fact that the registration of Moore & Associated by the Public Company Accounting Oversight Board (the "PCAOB") had been revoked.

On May 17, 2010, the Company filed an annual report on Form 10-K for fiscal year ended December 31, 2009 (the "2009 Annual Report"). The 2009 Annual Report included a report of independent registered public accountant firm Ronald R. Chadwick, P.C., to which he expressed an opinion of the financial statements of the Company as follows: (i) the balance sheets as of December 31, 2009 and 2008; and (ii) statements of operations, stockholders' equity (deficit) and cash flow for the years ended December 31, 2009 and 2008 and since inception on July 6, 2005 thorough December 31, 2009.

Subsequently, on August 4, 2010, the Company filed a current report on Form 8-K Item 4.01 regarding change in auditors from Ronald R. Chadwick P.C. to Davis Accounting Group P.C.. On November 29, 2010, the Company filed a current report on Form 8-K Item 4.01 regarding change in auditors from Davis Accounting Group P.C. to M&K CPAs PLLC.

On April 14, 2011, the Company filed an annual report on Form 10-K for fiscal year ended December 31, 2010 (the "2010 Annual Report"). The 2010 Annual Report included a report of independent registered public accountant firm M&K CPAs to which they expressed an opinion of the financial statements of the Company as follows: (i) balance sheet as of December 31, 2010; and (ii) statements of operations, stockholders' equity (deficit) and cash flow for the year ended December 31, 2010. Also included in the 2010 Annual Report was the report of independent registered public accountant firm Ronald R. Chadwick P.C. to which he expressed an opinion of the financial statements of the Company as follows: (i) balance sheet as of December 31, 2009; and (ii) statements of operations, stockholders' equity (deficit) and cash flow for the year ended December 31, 2009. Neither of the independent registered public accountant firms included in their report an audit and opinion of the financial statements of the Company since inception on July 6, 2005 through December 31, 2010. Both M&K CPAs and Ronald R. Chadwick P.C. declined to include such a report based upon the fact that Moore & Associates retained a considerable portion of the documentation relating to their prior audits.

The Company respectfully requests a waiver of the request by the SEC to include in its 2010 Annual Report an auditor's report in which an opinion is expressed regarding the audit of the Company's financial statements from inception on July 6, 2005 through December 31, 2010. Management of the Company changed approximately September 27, 2011 and new management is under negotiations for acquisition of assets and technology. Moreover, as reflected in the quarterly report on Form 10-Q for the quarter ended September 30, 2011, the Company has cash in the amount of $399. Any cash resources available to the Company will be utilized for the audit of its financial statements for fiscal year ended December 31, 2011 and the filing of its annual report on Form 10-K for fiscal year ended December 31, 2011. To obtain a re-audit of the Company's financial statements for the period from inception through December 31, 2010 would present a financial hardship to the Company.

Therefore, the Company respectfully requests a waiver under Section 4820.1 of the Financial Reporting Manual of the Division of Corporation Finance from the requirements for the current auditor to express an opinion on the financial statements for the period from inception (July 6, 2005) to December 31, 2010. Management believes that its request for such relief is in the best interests of the Company so that the Company can continue moving forward with viable business operations and preparing its future public filings.

Thank you for your attention in this matter.

Sincerely,

/s/ *Diane D. Dalmy*
Diane D. Dalmy